UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cvent Holding Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

126677103

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Elizabeth Cooper

William Allen

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Multi-Asset GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS BTO AD GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Cvent Holding Corp., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive office of the Issuer is 1765 Greensboro Station Place, 7th Floor Tysons VA 22102.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P., a Delaware limited partnership, (ii) Blackstone Multi-Asset GP L.P., a Delaware limited partnership, (iii) BTO AD GP L.L.C., a Delaware limited liability company, (iv) Blackstone Holdings III L.P., a Québec société en commandite, (v) Blackstone Holdings III GP L.P., a Delaware limited partnership, (vi) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (vii) Blackstone Inc., a Delaware corporation (“Blackstone”), and (viii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. is investing in securities.

The principal business of Blackstone Multi-Asset GP L.P. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. and of other affiliated Blackstone entities. The principal business of BTO AD GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Multi-Asset GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the sole member (or similar position) of BTO AD GP L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported as beneficially owned herein were purchased by Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. on December 8, 2021 for $10.00 per share, in connection with the closing of the business combination with Dragoneer Growth Opportunities Corp. II, the predecessor to the Issuer (“Dragoneer”) (such transaction, the “Business Combination”). The payment of the aggregate purchase price was funded by capital contributions from the purchaser’s limited partners.

Item 4.	Purpose of Transaction

Merger Agreement

On March 14, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Capstone Borrower, Inc., a Delaware corporation (“Parent”), Capstone Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of funds managed by affiliates of Blackstone Inc. Capitalized terms used and not otherwise defined herein have the meaning set forth in the Merger Agreement, which is filed herewith as Exhibit B.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, except as may be otherwise agreed between Parent and the stockholders of the Company, at the effective time of the Merger (the “Effective Time”), (i) each share of Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than any shares of Common Stock that are held by the Company as treasury stock or owned by Parent, Merger Sub or any other subsidiaries thereof, or any shares of Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law), will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $8.50, without interest thereon, and (ii) each share of Common Stock that is held by the Company as treasury stock or owned by Parent, Merger Sub or any other subsidiaries thereof, in each case, as of immediately prior to the Effective Time, will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

The closing of the Merger (the “Closing”) is conditioned on certain conditions, including (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Common Stock, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Act, (iii) certain other approvals and clearances by government authorities, and (iv) other customary conditions for a transaction of this type, such as the absence of any legal restraint prohibiting the consummation of the Transactions and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement). The Closing will not occur prior to June 15, 2023, without the prior written consent of Parent.

The Merger Agreement contains certain termination rights for the parties, including the right of either party, subject to specified limitations, to terminate the Merger Agreement if the Merger is not consummated on or before December 14, 2023 (subject to an extension until 11:59 p.m., New York City time, on March 14, 2024 under certain circumstances for the purpose of obtaining certain regulatory approvals, in either case, the “Termination Date”). The Merger Agreement also provides that upon termination of the Merger Agreement in specified circumstances, including termination by the Issuer to accept and enter into an Alternative Acquisition Agreement, or termination by Parent following a Company Board Recommendation Change, or the occurrence of other, customary circumstances, the Issuer must pay Parent a termination fee of $138,608,439. Further, Parent is required to pay the Company a termination fee equal to $276,216,878 (the “Parent Termination Fee”) if (i) the Company terminates the Merger Agreement due to Parent’s or Merger Sub’s breach or failure to perform of the representations, warranties, covenants or other agreements contained in the Merger Agreement or (ii) the Company terminates the Merger Agreement due to Parent’s failure to consummate the Merger by the date that is three business days after the first date on which Parent is required to consummate the Closing pursuant to the Merger Agreement.

Upon the consummation of the Merger, the Issuer will cease to be a publicly traded company and the Common Stock will be delisted from the Nasdaq Global Market and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed herewith as Exhibit B and incorporated by reference herein.

The consummation of the Merger is subject to the satisfaction of the conditions to the closing of the Merger, as described above and as set forth in the Merger Agreement. There can be no assurance as to whether the closing of the Merger will occur.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and Voting Agreements (as defined in Item 6). Based on such review, the Reporting Persons may exercise their rights under those agreements and/or the other agreements described in this Statement on Schedule 13D, including to terminate, amend or modify any of the transactions contemplated thereby, and/or may acquire, or cause to be acquired, beneficial interests in securities of the Issuer at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and Voting Agreements, the Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or the Issuer’s board of directors, other stockholders of the Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially are based on 489,023,271 shares of Common Stock outstanding as of March 10, 2023, based on information set forth in the Merger Agreement.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. directly holds 3,000,000 shares of Common Stock. The general partner of Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. is Blackstone Multi-Asset GP L.P. The general partner of Blackstone Multi-Asset GP L.P. is BTO AD GP L.L.C. The sole member of BTO AD GP L.L.C. is Blackstone Holdings III L.P. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Management L.L.C. The sole holder of the Series II preferred stock of Blackstone is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

By virtue of the agreements described herein, the Reporting Persons and certain stockholders of the Issuer affiliated with Vista Equity Partners (“Vista”) may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Vista and its affiliates are filing a separate Schedule 13D to report the Common Stock that they may be deemed to beneficially own.

(c) Except as set forth in this Schedule 13D and below, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreements

In connection with the consummation of the transactions contemplated by the Merger Agreement, certain stockholders of the Company, including Vista, have executed voting agreements (the “Voting Agreements”) in favor of Parent concurrently with the execution of the Merger Agreement, pursuant to which such stockholders have agreed, among other things, to vote all shares of Common Stock owned by them, collectively constituting approximately 87.5% of the Company’s outstanding common stock, in favor of the approval and adoption of the Merger Agreement.

The Voting Agreements will terminate upon the earliest to occur of (i) the Closing, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) a Company Board Recommendation Change in accordance with the Merger Agreement and (iv) with respect to the Stockholder, the election of the Stockholder in its, his or her discretion to terminate the Agreement promptly following any amendment of any term or provision of the original unamended Merger Agreement without the prior written consent of the Stockholder, that reduces or changes the form of consideration payable pursuant to such Merger Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements filed herewith as Exhibits C through F and incorporated by reference herein.

Financing Commitments

Funds affiliated with Blackstone Inc. and a subsidiary of the Abu Dhabi Investment Authority (collectively, the “Equity Investors”) have committed, pursuant to equity commitment letters, dated as of March 14, 2023 (the “Equity Commitment Letters”), to, directly or indirectly, capitalize Parent, at or immediately prior to the Closing of the Merger, with an aggregate equity contribution in the amount of $2,531,000,000, on the terms and subject to the conditions set forth in the Equity Commitment Letters. The Equity Investors have provided a limited guarantee in favor of the Company to guarantee, subject to certain limitations, the payment of such guarantor’s pro rata share of the obligation of Parent to pay the Parent Termination Fee and reasonable out-of-pocket fees, cost and expenses incurred by the Company in connection with any suit contemplated by, and solely to the extent reimbursable under the Merger Agreement.

Certain lenders have committed, pursuant to certain debt commitment letters, to provide debt financing in connection with the Merger consisting of a senior secured revolving credit facility in an aggregate principal amount equal to $100,000,000; and a senior secured term loan facility in an aggregate principal amount equal to $900,000,000, subject to certain conditions precedent.

Certain stockholders of the Company affiliated with Vista have committed, pursuant to a commitment letter (the “Preferred Commitment Letter”), dated as of March 14, 2023, to invest a portion of their proceeds from the merger consideration to acquire non-convertible preferred shares with an initial liquidation preference of $1,250,000,000, to be issued by Capstone TopCo, Inc., the indirect parent company of Parent (the “Preferred Financing”). Such Preferred Financing is expected to occur substantially concurrently with the consummation of the Merger, on the terms and subject to the conditions set forth in the Preferred Commitment Letter.

Subscription Agreement

In connection with the Business Combination, Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. entered into that certain Subscription Agreement with Dragoneer, dated as of July 23, 2021 (the “Subscription Agreement”), pursuant to which, among other things, Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. agreed to subscribe for the shares of Common Stock reported as beneficially owned herein.

Pursuant to the Subscription Agreement, the Issuer agreed, among other things, to file with the SEC a registration statement registering the resale of the shares acquired by Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P., and have it declared effective, as soon as practicable and in any event with the time periods specified in the Subscription Agreement, and to cause such registration statement, or another shelf registration statement that includes such shares, to remain effective until the earlier of (x) the date on which Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. ceases to hold any such shares, or (y) on the first date on which Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. is able to sell all of such shares under Rule 144 of the Securities Act within ninety days without limitation as to the amount of such securities that may be sold or manner of sale and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(i) or Rule 144(i)(2), if applicable.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement filed herewith as Exhibit G and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 16, 2023, by and among the Reporting Persons (filed herewith).

Exhibit B	Agreement and Plan of Merger, by and among Cvent Holding Corp., Capstone Borrower, Inc. and Capstone Merger Sub, Inc., dated as of March 14, 2023 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2023).

Exhibit C	Voting Agreement, dated as of March 14, 2023, among Capstone Borrower, Inc. and affiliates of Vista Equity Partners.

Exhibit D	Voting Agreement, dated as of March 14, 2023, between Capstone Borrower, Inc. and Rajeev K. Aggarwal.

Exhibit E	Voting Agreement, dated as of March 14, 2023, between Capstone Borrower, Inc. and David C. Quattrone.

Exhibit F	Voting Agreement, dated as of March 14, 2023, between Capstone Borrower, Inc. and Charles V. Ghoorah.

Exhibit G	Form of Subscription Agreement, by and among Dragoneer and the investors named therein (incorporated by reference to Annex E to Dragoneer’s Proxy Statement/Prospectus/Consent Solicitation filed on November 12, 2021, File No. 333-259894).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

BLACKSTONE MULTI-ASSET DIRECT HOLDINGS—AD (US CENTRIC) L.P.
By: Blackstone Multi-Asset GP L.P., its general partner
By: BTO AD GP L.L.C., its general partner

By:	/s/ Christopher James
Name:	Christopher James
Title:	Chief Operating Officer

BLACKSTONE MULTI-ASSET GP L.P.

By:	/s/ Christopher James
Name:	Christopher James
Title:	Chief Operating Officer

BTO AD GP L.L.C.

By:	/s/ Christopher James
Name:	Christopher James
Title:	Chief Operating Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman

[Cvent Holding Corp. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
The Right Honourable Brian	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
Mulroney
William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.